Exhibit 99.1

New Gold Announces Director Departure

TORONTO, Jan. 10, 2019 /CNW/ - New Gold Inc. ("New Gold" or the "Company") (TSX and NYSE American: NGD) announces the resignation of Mr. James Estey from the Board of Directors.

"Over the past ten years, Jim has made a significant contribution to New Gold, and I would like to take this opportunity to thank him for his efforts," stated Ian Pearce, Chair of New Gold. "Jim has been a valuable member of New Gold's Board of Directors and we wish him great success in his future endeavours."

The Company has engaged an external search firm to identify a qualified candidate to replace Mr. Estey.

About New Gold Inc.
New Gold is a Canadian-focused intermediate gold mining company. The Company has a portfolio of two core producing assets in top-rated jurisdictions, the Rainy River and New Afton Mines in Canada. The Company also operates the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016). In addition, New Gold owns 100% of the Blackwater project located in Canada. New Gold's objective is to be a leading intermediate gold producer, focused on the environment and social responsibility. For further information on the Company, please visit www.newgold.com.

View original content:http://www.prnewswire.com/news-releases/new-gold-announces-director-departure-300775970.html

SOURCE New Gold Inc.

View original content: http://www.newswire.ca/en/releases/archive/January2019/10/c8277.html

%CIK: 0000800166

For further information: Anne Day, Vice President, Investor Relations, Direct: +1 (416) 324-6003, Email: anne.day@newgold.com; Julie Taylor, Director, Corporate Communications and Investor Relations, Direct: +1 (416) 324-6015, Toll free: +1 (888) 315-9715, Email: info@newgold.com

CO: New Gold Inc.

CNW 08:30e 10-JAN-19